Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Share Consolidation

Mississauga, Ontario — February 8, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it will implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market (“NASDAQ”). The consolidation will be effective as of March 12, 2010, and will be implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares.

“With an interest in preserving the liquidity for our investors that is offered by the NASDAQ Global Market, we wanted to take this step now to ensure continued participation on this highly visible, prestigious exchange,” said Daryl Wilson, Hydrogenics President and CEO.  “The share consolidation will also provide the means for a broader base of institutional investors — specifically, those with minimum price criteria — to consider taking a position in the company.”

Subject to regulatory approval, Hydrogenics’ common shares, listed on the NASDAQ and the Toronto Stock Exchange (“TSX”), will begin trading on a consolidated basis when the NASDAQ and TSX open on March 12, 2010. The consolidation will reduce the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.

Registered shareholders of Hydrogenics will receive instructions by mail on how to obtain a new share certificate representing their consolidated common shares. No fractional shares will be issued as a result of the consolidation. If the consolidation results in a registered shareholder having a fractional interest of less than a whole share, such fractional interest will be rounded down to the nearest whole number. Hydrogenics shares held through a broker, bank, trust company, nominee or other financial intermediary will be adjusted by that firm.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business; failure to meet the listing requirements of NASDAQ; and volatility of our common share price. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com